FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Press Release March 22, 2013	1

Press Release

Banco Santander AGM

Emilio Botín: “We will maintain our

shareholder remuneration of EUR 0.60 a

share in 2013 for the fifth consecutive year”

•	The main objectives for this year are to restore growth in profit, maintain the bank’s strong capital and liquidity positions and complete flawlessly the mergers underway in Spain and Poland.

•	“In 2012 our profits marked a turning point and in 2013, once the real estate coverage has been completed, we will see a sharp increase.”

•

“At the end of 2013, Grupo Santander’s core capital ratio under Basel III would be 11%, in accordance with the approved implementation schedule, and 8% in terms of what the market calls "fully loaded.”

•

“ advances in reforms and the private sector's effort in Spain are resulting in a clear improvement in the perception of the country abroad. Although the coming quarters will be tough for Spain, we are confident that we are approaching a change of cycle.”

Madrid, March 22, 2013 - Banco Santander Chairman Emilio Botín led the bank’s Annual General Meeting, which approved the 2012 accounts and the integration of Banesto and Banif. Botín said that last year’s results (EUR 2.205 billion of net attributable profit, down 59% from the previous year) “were significantly affected by the extraordinarily high level of special provisions and write-downs carried out in Spain. These amounted to EUR 6.140 billion and were only partially offset by EUR 1.241 billion in extraordinary gains.” He added that “with the provisions made in 2012, the coverage of real estate exposure in Spain has been completed.”

In Botín’s opinion, the progress made in 2012 and the results the bank achieved “allow us to look ahead with optimism.” He said pre-provision profit of EUR 23.559 billion showed “the soundness and stability of the bank’s revenues and proves the group’s ability to generate profits once the level of provisions and write-downs returns to normal. Banco Santander is the third largest bank in the world in terms of pre-provision profit.”

In his speech to shareholders, Botín said that the bank would pay another dividend of EUR 0.15 per share in May through the Santander Dividendo Elección, or scrip dividend, programme, taking shareholder remuneration for 2012 to EUR 6.086 billion in cash and shares. “Over the last five years, we have paid our shareholders a total of EUR 26 billion. He added that the aim in 2013 was to maintain shareholder remuneration at EUR 0.60 per share and that the bank intends to apply the scrip dividend programme in all four dividends paid against 2013,which is also in line with the European Union recommendation to use scrip issues to pay dividends. Since its launch, four years ago, holders of more than 80% of the capital have opted to receive shares,” he said.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 comunicacionbancosantander@gruposantander.com	1

The Chairman summed up the five basic principles of Banco Santander’s strategy: Balance sheet and liquidity strength; diversification and the subsidiaries model; the retail banking model; prudent risk management and cost efficiency.

• Strength in the balance sheet and liquidity: “Provisions, along with capital and liquidity management, were Banco Santander’s priorities in 2012. At the close of 2012, our core capital was 10.33%, according to Basel II criteria, comfortably above the regulatory requirement. Our goal is to always maintain a considerable excess of core capital over and above regulatory requirements.” In this context, he mentioned the new Basel III capital requirements, which come into effect in January 2014, at the earliest, and are scheduled to be applied gradually up to, in principle, 2019, which is when full compliance is expected.

However, Botín said markets are pressuring banks to provide advance notice of their expected capital ratios. “According to our estimates, at the end of 2013, the core capital ratio under Basel III would be 11%, in accordance with the approved implementation schedule, and 8% in terms of what the market calls ‘fully loaded,’ that is to say, if the deadline for the new requirements were brought forward to December 31, 2013, instead of in 2019 as planned. Botín explained that the estimates were based on organic growth in profits without a capital increase and applying the Santander Scrip Dividend programme in the four dividends charged against 2013. He also mentioned the advantage that the Bank for International Settlements requires Santander to hold only one percentage point extra for being a systemic institution, compared with an average of 2.3 percentage points extra for the bank’s international competitors. “All of this demonstrates the Group's ability to generate results based on our diversified business model and recurring profits.”

He went on to discuss the bank’s balance sheet strength. “We have reduced real estate exposure in Spain, net of provisions to EUR 12.500 billion. This adjustment substantially strengthened the balance sheet. We achieved it with the sale of 33,500 properties, belonging to the bank and to property developers it has financed, and with the sale of loan portfolios. For the first time since the crisis began, the volume of foreclosed properties decreased, falling by 8% during the year. In other words, in 2012, more properties came off the balance sheet than were added to it. For 2014, I expect we will have sold a very significant portion of our property portfolio. Exposure to the property sector in Spain, net of provisions, represented 1.7% of the group’s loan portfolio at the end of the year. As a result of the provisions set aside in 2012, the coverage of real estate exposure in Spain has been completed.”

Moving on to liquidity, Botín said the ratio of loans to deposits improved from 117% to 113%. In Spain, it was 96%: “This was a result of our success in securing customer deposits, which increased by EUR 22.000 billion in the year, meaning that our market share increased by 2.2 percentage points. These data reflect the confidence that Banco Santander generates in the Spanish market and we hope that this trend will continue in 2013.” He said the bank also issued EUR 31 billion in debt in major international markets and took advantage of windows of opportunity in the Spanish market to issue a further EUR 9 billion. He added the bank has a a comfortable maturity structure. As to the medium-term liquidity made available to European banks, the group has returned EUR 24 billion which it took in the first window and has continued to return funds in the second window. These funds were deposited with the European Central Bank as liquidity insurance to cover eventual market uncertainties

• Diversification and subsidiary model: The Chairman of Banco Santander highlighted the importance of the bank’s geographic diversification, based on a commercial banking model with critical mass in its ten core markets and a balanced distribution of profits: 45% in mature markets and 55% in emerging markets. He explained that the bank’s international structure is based on a model of subsidiaries that are autonomous in capital and liquidity, some of them publicly listed, and said “our goal is for all our major subsidiaries to be listed on their respective markets.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 comunicacionbancosantander@gruposantander.com	2

He mentioned the highly successful placement of 24.9% of Santander México last year and the merger of the Polish subsidiary Bank Zachodni WBK and Kredyt Bank, which creates value from the first year. “Today, we are the third-largest bank in Poland by deposits, loans and number of branches and we have more than 4 million customers.”

Turning to Spain, Botín explained the integration of Banesto and Banif into Banco Santander, which was approved yesterday by Banesto’s Annual General Meeting and today by Banco Santander’s shareholders. “This was a strategic decision as part of the restructuring of the Spanish financial system. The strategy of recent years of having two separate branch networks in Spain and a private banking network for high-net-worth customers made sense in the past, in a different economic setting. Now, with the sector's profound restructuring resulting in fewer, larger banks, it makes much more sense to operate under a single brand as we are going to be able to compete better.”

He said that by the end of 2013, the Group’s sales networks in Spain will be completely unified under the Santander brand. The transaction is very positive for customers, employees and shareholders, he added. “I am confident that the merger of our commercial networks in Spain will strengthen our retail, corporate and private banking business and will consolidate our position as a leading bank in Spain. Our goal is to gain market share in loans and deposits.”

• A retail banking model, based on efficiency and prudent risk management: Retail banking model is the basis of the group’s business and accounts for 88% of revenues, Botín said. “This makes revenues highly recurrent.” The bank has 14,400 branches and more than one hundred million individual, SME and corporate customers. He also highlighted prudent risk management and cost efficiency as fundamental elements of the bank’s strategy. “The advantages of global business management to allow us to have a cost-to-income ratio of 46.1%, one of the most efficient in international banking,” he said.

• Corporate governance and social responsibility: Banco Santander has “solid corporate governance, based on the principles of transparency, effectiveness and protection of shareholder interests. The composition of the board is balanced between external and executive members, all of whom have extensive knowledge of banking and finance and international experience,” Botín said. In particular, he highlighted that “banks with smaller boards and experienced members with greater dedication, like that of Banco Santander, obtain better results than their competitors.”Directors dedicate 319 hours a year to the board’s duties and committees, practically triple that of comparable international banks. In recent years, “Banco Santander has followed a policy of total transparency as regards board and senior management remuneration, ensuring that it does not foster inappropriate risk-taking,” he said. He added that in 2012, total board pay was reduced by 35% from the previous year and, at their own request, the bonuses of the CEO and Chairman were reduced by 50%.

Botín reaffirmed the bank’s commitment to a sustainable business model, focused on the customer, and to contributing to the development of society by supporting higher education through Santander Universities. The partnership between the bank and universities now consists of 1,027 agreements with universities in 20 countries. The bank provided EUR 130 million euros last year and funded 28,303 study grants.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 comunicacionbancosantander@gruposantander.com	3

In particular, the bank is supporting Spanish university students and SMEs. “In 2012, we granted 2,500 grants for internships in SMEs and in 2013 we’ve decided to double that figure to 5,000.” He also talked about evictions in Spain and stressed that “eviction is the last resort and the worst option for everyone, for our customers and also for the bank. Proof of this is that we anticipated the problem when we launched a flexible payment programme in the summer of 2011, which, at the close of 2012, had benefited 21,000 customers.”

Outlook for 2013

The final part of the speech focused on the outlook for 2013. “The trends will be similar to 2012: Emerging economies will to continue to grow and Europe will still be slow in showing clear signs of recovery, at least during the early part of the year,” Botín said. He said he was confident about Brazil and Mexico, “two key countries for the bank, which, in less than eight years, will have a greater population than the entire eurozone”.

In Europe, he said that the foundations have been laid for greater integration, which will resolve the euro’s institutional deficiencies.” He highlighted the significance of the decision to study a roadmap to complete monetary union with economic, fiscal, financial and political union and the move to encourage European banking union with the creation of a single supervisory mechanism. European Central Bank measures have played a “key and determining role in managing the crisis,” he added.

He said the prospects for Spain were beginning to improve. “The Spanish economy has embarked on a new phase, the fruits of which will begin to be seen in the second half of the year and, more clearly, in 2014,” he said. “Major progress has been achieved in the correction of imbalances. This is essentially because the government has adopted some very courageous and necessary measures to overcome the crisis and lay the foundations for a new period of prosperity,” he said, referring to labour reform, the reduction of the public deficit, reform of the public administration and the restructuring of the financial sector, which “has entered its final phase.” “The reform schedule is clear and the plans are the right ones. I am fully confident that, with the measures adopted, we will have a well-balanced financial system that is more solvent and more efficient: the most solid in Europe,” he said. “The latest government measures, aimed at supporting small and medium-sized companies, enterprise and business initiatives and employment, announced by the Spanish Prime Minister in the State of the Nation debate, are also very appropriate and necessary.”

The cost adjustments and increase in productivity of Spanish companies over the last four years represent an enormous effort, “unequalled anywhere in Europe”, Botín said. These, together with the search for new markets, have resulted in a significant improvement of external accounts. “There is much to do, but we are already a competitive country with the ability to grow. We have a corporate fabric and human capital capable of moving our economy into a new phase of expansion.”

“The conviction that the euro will not fall apart, together with the evident advances in reforms and the private sector's effort in Spain, are resulting in a clear improvement in the perception of the country abroad. This positive development should not make us lower our guard in Europe, in Spain, among authorities or the private sector. We need to be ambitious and continue with the reforms that put Spain at an advantage to compete with the rest of the world.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 comunicacionbancosantander@gruposantander.com	4

Finally, Botín listed the bank’s goals for 2013:

•	“First, once the coverage of real estate exposure in Spain has been completed, to return to growth in profit.

•	Second, to maintain strong liquidity and capital positions.

•	Third, to carry out flawlessly the integrations underway in Spain and Poland.

•	And fourth, maintain remuneration for our shareholders at EUR 0.60 a share for the fifth consecutive year.”

“We look ahead with optimism because, although the coming quarters will be tough in Spain, we are confident that we are approaching a change of cycle. In, 2012 our bank's profits marked a turning point and in 2013, once the real estate coverage has been completed, we will see a significant increase in profits,” he concluded.

Alfredo Sáenz: During the next three years, our priority will be to generate growth in earnings.

Banco Santander’s Chief Executive Officer, Alfredo Sáenz, underlined that “our current attributable profit does not reflect at all the potential normalized return of Grupo Santander.” Sáenz emphasized four key messages about the strategy and perspectives of the bank:

1)	“The first is that in the last five years one of our priorities has been strengthening the balance sheet: We assigned more than EUR 61,000 million of provisions in four years, we finished the writing down of real estate assets in Spain, core capital increased by EUR 25,000 million and we narrowed the commercial gap (the difference between loans and deposits) by EUR 133,000 million.

2)	Our strategic emphasis on the soundness of the balance sheet has put pressure on the income statement.

3)	During the next three years, our priority will again be to generate growth in profits in mature as well as emerging markets.

•	In mature markets, we will do this by gaining profitable market share, developing the businesses where we have a low presence, managing efficiency and normalising provisions.

•

In emerging markets, we can take advantage of structural growth opportunities to develop strong commercial organisations, with an appropriate risk profile and capable of exploiting the benefits of belonging to Grupo Santander.

4)	The Santander share does not yet reflect this improvement potential. I believe that as the market begins to understand this potential it will gradually be reflected in a higher share price. This allows me to continue to be very optimistic about your investment over the next three years.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 5211 comunicacionbancosantander@gruposantander.com	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 22, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President